Exhibit 99.1

2015

Annual Report

Franco Nevada

The GOLD Investment that WORKS

CAN
9999
.9995
PLATINUM
1 oz.
FINE GOLD
$100

Franco-Nevada Reports Strong Year-End 2015 Results and Provides Outlook

TORONTO, March 10, 2016 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its results for the fourth quarter and year end December 31, 2015.

Q4 2015 Highlights

•      Record 106,312 Gold Equivalent Ounces1 (“GEOs”), an increase of 14.6% over Q4 2014;

•      $121.3 million in revenue (Q4 2014 - $123.0 million);

•      Adjusted EBITDA2 of $95.8 million, or $0.61 per share (Q4 2014 - $96.2 million, or $0.62 per share);

•      Adjusted Net Income3  of $23.7 million, or $0.15 per share (Q4 2014 - $31.6 million or $0.20 per share);

•      Non-cash impairment charges of $62.8 million, predominantly related to oil interests; and

•      Net Loss of $31.4 million, or $0.20 per share (Q4 2014 — Net Income of $1.6 million, or $0.01 per share).

2015 Highlights

•      Record 360,070 GEOs (2014 — 293,415 GEOs), 22.7% higher than 2014;

•      Record $443.6 million in revenue (2014 - $442.4 million);

•      Adjusted EBITDA of $339.3 million, or $2.16 per share (2014 - $356.9 million, or $2.37 per share);

•      Adjusted Net Income of $88.9 million , or $0.57 per share (2014 - $137.5 million, or $0.91 per share);

•      Over $1.0 billion invested in 2015 followed by another $500.0 million in early 2016; and

•      Declared dividends of $129.0 million, eigth consecutive year of increases.

“Franco-Nevada’s diversified portfolio continues to perform well,” stated David Harquail, CEO.  “Overall, the underlying operations are meeting or exceeding our expectations.  On top of this, we have been able to add significant new high-quality and long-duration assets that will further strengthen the portfolio and provide additional growth.  In just the last 18 months over $2 billion has been invested in these new assets and their initial performances have been excellent. Thanks to the support of our investors in our recent equity issue, Franco-Nevada has net cash and is well positioned for further investments.”

Revenues and GEOs by Asset Categories

	For the three months ended December 31, 2015		For the year ended December 31, 2015
	Revenue	GEOs(1)	Revenue	GEOs(1)
	(in millions)	#	(in millions)	#
Precious Metals
Gold	$88.0	79,800	$337.5	291,521
Silver	18.9	17,112	34.7	30,427
PGM	7.9	7,523	33.3	29,335
Precious Metals — Total	$114.8	104,435	$405.5	351,283
Other Minerals	2.1	1,877	10.1	8,787
Oil & Gas	4.4	—	28.0	—
	$121.3	106,312	$443.6	360,070

For the fourth quarter of 2015, revenue was earned 95% from precious metals (73% gold, 16% silver and 6% PGM) and 84% from the Americas (18% U.S., 22% Canada and 44% Latin America). Costs and expenses were impacted by higher depletion expense, due to the recent Antamina acquisition, and an impairment charge on the Company’s Weyburn and Midale Unit interests. Oil & gas production levels were stable with the associated oil & gas revenue decreasing significantly year over year due to lower average oil & gas prices in 2015. Cash provided by operating activities before changes to working capital was $88.9 million.

2016 Guidance

For 2016, Franco-Nevada expects attributable royalty and stream production to total 425,000 to 445,000 GEOs from its mineral assets and revenue of $15.0 million to $25.0 million from its oil & gas assets. Of the 425,000 to 445,000 GEOs, 295,000 to 305,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2016 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,200/oz Au, $15/oz Ag, $900/oz Pt and $500/oz Pd. The WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil. The Company estimates depletion expense of $250.0 million to $275.0 million for 2016.

2020 Outlook

Our five year outlook is based on respective operators’ public projections for each asset. Using the same commodity price assumptions as were used for our 2016 guidance (see above), other than for oil which assumes a WTI price of $55 per barrel, and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 500,000 to 520,000 GEOs by 2020, with Cobre Panama operating at First Quantum’s projected capacity, and between $35.0 million to $45.0 million in revenues from our oil & gas assets.

Corporate Updates

•      Antapaccay: On February 26, 2016, Franco-Nevada acquired a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru.

•      Equity Financing: On February 19, 2016, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. Net proceeds were $884.3 million.

•      Antamina: On October 9, 2015, Franco-Nevada acquired a $610.0 million precious metals stream from Teck Resources Limited with reference to production from the Antamina mine located in Peru.

•      Cobre Panama: On October 7, 2015, Franco-Nevada made its initial payment of $337.9 million under the Cobre Panama commitment and expects to contribute $130.0 million to $150.0 million in 2016.

Q4 2015 Portfolio Updates

•      Precious Metals — U.S.: GEOs from U.S. precious metals assets increased to 20,064 GEOs mainly due to higher production at Goldstrike, Marigold and Mesquite, partially offset by lower production at Stillwater and Bald Mountain and fewer ounces under the Fire Creek/Midas fixed deliveries due to a reduction of the monthly ounce obligation in 2015 compared to 2014. Barrick Gold Corporation announced that its thiosulphate circuit at Goldstrike achieved commercial production and that it expects production from its South Arturo project in 2016.

•      Precious Metals — Canada: GEOs from Canadian assets decreased in the quarter due to lower production at Sudbury, Hemlo and East Timmins (formerly Golden Highway). On January 11, 2016, Rubicon Minerals Corporation released a significantly reduced resource estimate on its Phoenix project. As a result, Franco-Nevada recorded an impairment charge of $11.4 million in the quarter. On February 8, 2016, Lake Shore Gold Corp. (“Lake Shore”) released initial resources at its 144 Gap project where Franco-Nevada holds a 2.25% net smelter return royalty (“NSR”). On February 8, 2016, Tahoe Resources Inc. announced its acquisition of Lake Shore by way of a share purchase. On January 25, 2016, Detour Gold Corporation released a new 23 year life of mine plan. Franco-Nevada holds a 2% NSR on the Detour Lake mine. On January 26, 2016, Kirkland Lake Gold Inc. announced the completion of its acquisition of St Andrew Goldfields Ltd.

•      Precious Metals - Latin America: Candelaria had a strong quarter delivering 21,846 GEOs to Franco-Nevada and Antamina contributed 13,021 GEOs.

•      Precious Metals — Rest of World: Contributions from MWS, Sabodala and Duketon represented approximately 77% of the total GEOs received from Rest of World assets for Q4 2015.  On March 8, 2016, True Gold Mining Inc. announced that it had started irrigating ore on the heap leach pad and is well advanced with commissioning of the plant at the Karma project and is on track for gold production in Q2 2016.  Franco-Nevada is financing a portion of the construction of the Karma project through a gold stream arrangement and expects to receive 12,500 ounces in 2016 under its stream agreement with True Gold. On March 4, 2016, Endeavour Mining Corporation announced the acquisition of True Gold Mining Inc.

•      Oil & gas: Revenue from oil & gas assets was $4.4 million in Q4 2015 with similar production levels as Q4 2014. The decrease in revenue is the result of lower average oil & gas prices. On November 6, 2015, Franco-Nevada acquired an additional 0.29% working interest in the Weyburn Unit for C$6.4 million. During the quarter, Franco-Nevada completed an impairment assessment on its Weyburn and Midale Units which resulted in an impairment charge of $51.4 million being recorded.

Shareholder Information and 2016 Asset Handbook

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Friday, March 11, 2016 at 11:00 a.m. Eastern Time to review Franco-Nevada’s 2015 results as well as discuss the 2016 and five-year outlook.  In addition, Franco-Nevada will be releasing its 2016 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•      Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•      Conference Call Replay: A recording will be available until March 18, 2016 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 62664636.

•      Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading precious metals focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Please refer to Cautionary Statement on Forward Looking Information on page 38 of this Annual Report.

Non-IFRS Measures:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

1                 GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q4 2015, the average commodity prices were as follows: $1,104/oz gold (2014 - $1,200/oz); $908/oz platinum (2014 - $1,229/oz); $14.76/oz silver (2014 - $16.47/oz) and $606/oz palladium (2014 - $788/oz). For 2015, the average commodity prices were as follows: $1,160/oz gold (2014- $1,266/oz), $1,054/oz platinum (2014 - $1,385/oz), $15.68/oz silver (2014 - $19.05/oz) and $691/oz palladium (2014 - $803/oz).

2                 Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

3                 Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

Reconciliation to IFRS measures:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax (recovery) expense	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5
Adjusted EBITDA per share	$0.61	$0.62	$2.16	$2.37

Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Foreign exchange (gains)/losses and other expenses, net of income tax	1.0	1.1	5.6	1.6
Mark-to-market changes on derivatives, net of income tax	0.2	0.1	0.4	(1.1)
Impairment charges, net of income tax	50.6	29.4	50.6	29.5
Impairment of investments, net of income tax	—	0.4	1.8	0.4
Indexation adjustment	—	(0.6)	(0.4)	0.4
Valuation allowance	—	—	0.9	—
Impact of change in depreciation rate	4.0	—	4.0	—
Impact of tax rate increases	(0.7)	—	1.4	—
Adjusted Net Income	$23.7	$31.6	$88.9	$137.5
Adjusted Net Income per share	$0.15	$0.20	$0.57	$0.91

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 10, 2016 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2015 and 2014.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

7	Overview

8	Highlights

9	Guidance

10	Selected Financial Information

11	Overview of Financial Performance — Q4 2015 to Q4 2014

22	Overview of Financial Performance — 2015 to 2014

28	Financial Condition Review

29	Balance Sheet Review

29	Financial Position, Liquidity and Capital Resources

31	Capital Resources

31	Critical Accounting Estimates

32	New Accounting Standards Issued But Not Yet Effective

33	Outstanding Share Data

34	Internal Control Over Financial Reporting and Disclosure Controls and Procedures

35	Non-IFRS Financial Measures

38	Cautionary Statement on Forward Looking Information

Overview

Franco-Nevada is the leading precious metals royalty and stream company by both gold revenue and number of precious metal assets. The Company is precious-metals focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Counts at March 10, 2016

	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	40	6	59	105
Advanced	34	6	—	40
Exploration	138	38	19	195
TOTAL	212	50	78	340

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to precious metals price optionality;

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•                  A forward looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO eight years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Highlights

Financial — 3 months

•                  106,312 Gold Equivalent Ounces (“GEOs”)1  earned (2014 — 92,7741), an increase of 14.6% over Q4 2014;

•                  Revenue of $121.3 million (2014 - $123.0 million);

•                  Adjusted EBITDA2 of $95.8 million, or $0.61 per share (2014 - $96.2 million or $0.62 per share);

•                  Margin2 of 79.0% (2014 — 78.2%);

•                  Net loss of $31.4 million, or $0.20 per share (2014 — net income of $1.2 million or $0.00 per share);

•                  Adjusted Net Income2 of $23.7 million, or $0.15. per share (2014 - $31.6 million or $0.20 per share); and

•                  Operating cash-flow of $88.9 million (2014 - $93.9 million).

Financial — 12 months

•                  360,070 GEOs1 earned (2014 — 293,4151), an increase of 22.7% over 2014;

•                  Revenue of $443.6 million (2014 - $442.4 million);

•                  Adjusted EBITDA2 of $339.3 million, or $2.16 per share (2014 - $356.9 million or $2.37 per share);

•                  Margin2 of 76.5% (2014 — 80.7%);

•                  Net income of $24.6 million, or $0.16 per share (2014 — $106.7 million or $0.71 per share);

•                  Adjusted Net Income2 of $88.9 million, or $0.57 per share (2014 - $137.5 million or $0.91 per share); and

•                  Operating cash-flow of $317.2 million (2014 - $300.9 million).

1  GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 11 and 22 of this MD&A.

2  Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 35-37 of this MD&A.

Corporate

Antapaccay

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, precious metals deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Equity Financing

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $884.3 million after deducting share issue costs of $35.8 million.

Weyburn Unit

On November 6, 2015, Franco-Nevada purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

Antamina

On October 9, 2015, Franco-Nevada acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, Franco-Nevada will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%.  Franco-Nevada will pay 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement, which is estimated to occur in 30 years, assuming current throughput.

Cobre Panama

On November 2, 2015, Franco-Nevada finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining Franco-Nevada’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that Franco-Nevada will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. Initial funding of $337.9 million was made by Franco-Nevada on November 3, 2015 using existing cash on hand and the use of Franco-Nevada’s credit facility.

Credit Facility

Franco-Nevada has increased its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 12, 2020.

Franco-Nevada drew $480.0 million in aggregate under its credit facility to fund a portion of the Antamina acquisition and Cobre Panama funding with $20.0 million being repaid in December 2015 and $230.0 million being repaid in March 2016. As at March 10, 2016, Franco-Nevada had $230.0 million in debt outstanding.

Candelaria

On July 29, 2015, Franco-Nevada made an additional and final $7.5 million payment to Lundin Mining Corporation due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

Ring of Fire

On April 28, 2015, Franco-Nevada acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

Dublin Gulch (Eagle)

On January 14, 2015, Franco-Nevada acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

The streams and royalties acquired were accounted for as asset acquisitions.

Guidance

The following contains forward looking statements about our guidance for 2016. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth from its mineral assets in the fourth quarter and full year 2015. Mineral assets contributed 106,312 GEOs with $4.4 million in revenue from Franco-Nevada’s oil & gas assets for the fourth quarter of 2015, and 360,070 GEOs and $28.0 million in revenue from oil & gas assets for 2015.  This compares to Franco-Nevada’s updated guidance of 347,300 GEOs to 370,000 GEOs and $20.0 million to $30.0 million in revenue from oil & gas assets.

For 2016, Franco-Nevada is expecting to receive between 425,000 and 445,000 GEOs from its mineral assets and $15.0 million to $25.0 million from its oil & gas assets. Of the 425,000 to 445,000 GEOs, Franco-Nevada expects to receive 295,000 to 305,000 GEOs under its various stream agreements compared to 222,670 GEOs in 2015.

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2016 guidance, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $15/oz Ag, $900/oz Pt and $500/oz Pd.  For 2016, the WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil.  2016 guidance assumes the continued steady state of operations from our assets and is also based on the expectations set out below.

We expect to fund approximately $130.0 million to $150.0 million in 2016 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to our key asset categories for 2016:

•                                          Precious Metals — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly lower in 2016 compared with 2015. Goldstrike royalty ounces are expected to be higher with Barrick’s thiosulphate project continuing to ramp up. Fire Creek/Midas are expected to deliver 8,000 ounces in 2016 pursuant to the agreement. Gold Quarry is expected to deliver 11,293 royalty ounces in 2016 as payments will be based on the minimum royalty provision. GEOs from Stillwater and Bald Mountain are expected to be lower.

•                                          Precious Metals — Canada:  GEOs earned from Canadian assets in 2016 are expected to be slightly lower than 2015 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                                          Precious Metals — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Antamina and the Antapaccay acquisition.

•                                          Precious Metals — Rest of World:  Rest of World gold assets are expected to generate higher GEOs in 2016 with 12,500 GEOs expected under the Karma stream in 2016.

•                                          Other minerals:  GEOs from other minerals are expected to be lower in 2016 as Osborne has lowered its production forecast.

•                                          Oil & Gas: For 2016, oil & gas revenues are projected to be $15.0 million to $25.0 million reflecting significantly lower oil price assumptions compared to last year.

For 2016, the Company estimates depletion expense to be $250.0 million to $275.0 million.

Selected Financial Information

(in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$443.6	$442.4	$400.9
Depletion and depreciation	216.3	163.1	129.3
Impairments[1]	62.9	31.5	143.6
Operating income	53.5	156.7	80.3
Net income	24.6	106.7	11.7
Basic earnings per share	$0.16	$0.71	$0.08
Diluted earnings per share	$0.16	$0.70	$0.08
Dividends declared per share	$0.83	$0.60	$0.72
Dividends paid (including DRIP)	$129.0	$118.0	$104.4
Weighted average shares outstanding	156.9	150.5	146.8

Non-IFRS Measures
Average Gold Price	$1,160	$1,266	$1,411
GEOs[2]	360,070	293,415	241,402
Adjusted EBITDA[3]	$339.3	$356.9	$322.5
Adjusted EBITDA[3] per share	$2.16	$2.37	$2.20
Margin[3]	76.5%	80.7%	80.4%
Adjusted Net Income[3]	$88.9	$137.5	$138.3
Adjusted Net Income[3] per share	$0.57	$0.91	$0.94

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$317.2	$332.0	$292.8
Net cash (used in) provided by investing activities	$(1,045.3)	$(815.9)	$1.4
Net cash provided by (used in) financing activities	$374.1	$394.7	$(94.0)

	As at	As at	As at
	December 31, 2015	December 31, 2014	December 31, 2013
Statement of Financial Position
Cash and cash equivalents	$149.2	$592.5	$770.0
Short-term investments	18.8	—	18.0
Total assets	3,674.3	3,466.9	3,044.9
Deferred income tax liabilities	33.2	40.3	30.0
Total shareholders’ equity	3,163.0	3,405.5	2,963.8

Working capital	$253.9	$677.8	$861.2
Debt	457.3	Nil	Nil

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 11 and 22 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 35-37 of this MD&A.

Overview of Financial Performance — Q4 2015 to Q4 2014

Average Precious Metal Commodity Prices

Quarterly Averages		Q4 2015	Q3 2015	Variance (Q4’15-Q3’15)	Q4 2014	Variance (Q4’15-Q4’14)
Gold[1]	($/oz)	$1,104	$1,124	(1.8%)	$1,200	(8.0%)
Silver[2]	($/oz)	14.76	14.91	(1.0%)	16.47	(10.4%)
Platinum[3]	($/oz)	908	988	(8.1%)	1,229	(26.1%)
Palladium[3]	($/oz)	606	615	(1.5%)	788	(23.1%)
Exchange Rate[4]
CAD		0.7492	0.7639	(1.9%)	0.8806	(14.9%)

1                   Based on London Bullion Market Association (“LBMA”) Gold Price PM

2                   Based on LBMA Silver Price

3                   Based on London PM Fix

4                   Based on Bank of Canada noon rates

The prices of precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. During the fourth quarter of 2015, average gold prices continued to experience significant volatility, trading between $1,049/oz and $1,184/oz with an average price of $1,104/oz. This compares to an average gold price of $1,200/oz for the fourth quarter of 2014, a decrease of 8.0%, and $1,124/oz for the third quarter of 2015. The decline in the average gold price in the quarter occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in late 2015. Platinum and Palladium prices averaged $908/oz and $606/oz for the fourth quarter of 2015 compared to $1,229/oz and $788/oz for the fourth quarter of 2014, decreases of 26.1% and 23.1%, respectively.

Despite the current volatility with commodity prices, the Franco-Nevada business model continues to deliver strong results as it is not impacted by reduced margins at the operator level. Royalty and stream payments/deliveries are based on actual production levels with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the underlying mining operation.

Average Commodity Prices and Total GEOs

Gold Equivalent Ounces and Revenue

Franco-Nevada continued to grow its GEOs with 106,312 GEOs earned in the fourth quarter of 2015, an increase of 14.6% over the fourth quarter of 2014.  Revenue for the quarter was $121.3 million compared with $123.0 million for the same period of 2014, a decrease of 1.4%. Although GEOs grew, the impact of lower average precious metals and oil prices resulted in lower revenue.

The following table outlines GEOs (excluding oil & gas) and revenue attributable to Franco-Nevada for the three months ended December 31, 2015 and 2014 by commodity, geographical location and type of interest:

	Gold Equivalents Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
Gold	79,800	76,279	3,521	$88.0	$92.4	$(4.4)
Silver	17,112	4,021	13,091	18.9	4.8	14.1
PGM	7,523	9,529	(2,006)	7.9	11.3	(3.4)
Precious Metals - Total	104,435	89,829	14,606	114.8	108.5	6.3
Other	1,877	2,945	(1,068)	2.1	3.5	(1.4)
Oil & Gas	—	—	—	4.4	11.0	(6.6)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)
Geography
United States	20,141	17,350	2,791	$22.2	$21.8	$0.4
Canada	20,215	21,294	(1,079)	26.2	36.4	(10.2)
Latin America	48,243	33,296	14,947	53.6	39.7	13.9
Rest of World	17,713	20,834	(3,121)	19.3	25.1	(5.8)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)
Type
Revenue-based	26,213	29,373	(3,160)	$29.7	$39.3	$(9.6)
Streams	65,822	54,586	11,236	72.2	61.6	10.6
Profit-based	10,705	6,912	3,793	13.0	13.0	—
Other	3,572	1,903	1,669	6.4	9.1	(2.7)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 11 of this MD&A.

GEOs (excluding oil & gas) and revenue were earned from the following asset classes:

	Gold Equivalents Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
United States	20,064	17,312	2,752	$22.1	$21.9	$0.2
Canada	19,196	21,294	(2,098)	20.7	25.6	(4.9)
Latin America	48,244	33,295	14,949	53.5	39.7	13.8
Rest of World	16,931	17,928	(997)	18.5	21.3	(2.8)
Precious Metals - Total	104,435	89,829	14,606	$114.8	$108.5	$6.3
Other	1,877	2,945	(1,068)	2.1	3.5	(1.4)
Oil & Gas	—	—	—	4.4	11.0	(6.6)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 11 of this MD&A.

Our portfolio is well-diversified with GEOs being earned from approximately 45 mineral interests and revenue being earned from 45 mineral and 59 oil & gas interests in various jurisdictions.

GEO Reconciliation — Q4 2014 to Q4 2015

GEOs earned from precious metal assets increased by 16.3% to 104,435 GEOs in the fourth quarter of 2015 from 89,829 GEOs in the fourth quarter of 2014. Growth in GEOs from precious metals was mainly attributable to the addition of the Antamina silver stream (13,021 GEOs) and gold NPIs which contributed 3,793 more GEOs in 2015 than 2014. For the quarter, Franco-Nevada earned 10,705 GEOs from our gold NPIs compared with 6,912 GEOs earned from gold NPIs in the same period in 2014.

Revenue from precious metal assets was $114.8 million in Q4 2015 compared with $108.5 million for the same period as 2014. The largest increase came from Latin American assets with Antamina and Candelaria contributing $14.4 million and $24.3 million, respectively, in the quarter.

U.S. GEOs and revenue from precious metals both increased in the fourth quarter of 2015 with 20,064 GEOs and $22.1 million in revenue, up from 17,312 GEOs and $21.9 million in revenue in the fourth quarter of 2014. The growth in GEOs was attributable to higher production from Goldstrike, both from the NSR and NPI (5,769 GEOs), Mesquite (372 GEOs) and Marigold (250 GEOs). Although GEOs grew by 15.9%, revenue increased by 0.9% due to the impact of lower average commodity prices.

Canadian GEOs and revenue were 19,196 GEOs and $20.7 million, respectively, in the fourth quarter, a decrease of 2,098 GEOs, or 9.9%, and $4.9 million, or 19.1%. The decrease was attributable to:

•                  lower production at Sudbury (1,329 GEOs), Hemlo (742 GEOs), East Timmins (formerly Golden Highway) (639 GEOs) and Kirkland Lake (163 GEOs);

•                  partially offset by higher production at Detour Lake (579 GEOs), Musselwhite (126 GEOs) and Timmins West (67 GEOs) and other assets (3 GEOs).

Latin American assets, which include the recent Candelaria and Antamina acquisitions generated 48,244 GEOs and $53.5 million in revenue in Q4 2015, with the major contributions as follows:

•                  Candaleria’s production was 21,846 GEOs, or 45.3%, of total GEOs from Latin America and Antamina’s production was 13,021 GEOs, or 27.0%, of total GEOs from Latin America assets;

•                  production from Cerro San Pedro and other assets increased which resulted in 181 more GEOs for the quarter when compared to the fourth quarter of 2014;

•                  during the fourth quarter 1,321,101 ounces of silver were converted to GEOs which were received from the Candelaria, Antamina and Cerro San Pedro interests.

Rest of World assets generated 16,931 GEOs and $18.5 million in revenue, decreases of 5.6% and 13.1%, respectively, over 2014 levels, which was attributable to:

•                  one additional month of delivery from Sabodala (1,875 GEOs) and 163 more GEOs from Edikan;

•                  offset by lower production from all the other Rest of World assets, being Cooke 4 (629 GEOs), MWS (555 GEOs), Tasiast (346 GEOs), Subika (344 GEOs), Duketon (243 GEOs) and other assets (918 GEOs); and

•                  revenue was lower due to the lower production and the impact of lower average commodity prices.

Other Minerals generated 1,877 GEOs and $2.1 million in revenue.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, silver, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Quarterly Revenue Breakdown

(millions of dollars)

Revenue by Commodity

Revenue by Region

Revenue for the three and twelve months ended December 31, 2015 was $121.3 million (2014 - $123.0 million) and $443.6 million (2014 - $442.4 million), respectively, and was comprised of the following:

Revenue

(expressed in millions)		For the three months ended December 31,		For the twelve months ended December 31,
Property	Interest	2015	2014	2015	2014
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$9.5	$3.3	$23.4	$21.9
Stillwater	NSR 5%	3.2	4.8	15.6	22.1
Gold Quarry	NSR 7.29%	2.4	3.5	13.1	14.3
Marigold	NSR 1.75-5%, GR 0.5-4%	2.3	3.3	6.0	7.0
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	2.1	3.5	8.7	8.4
Bald Mountain	NSR/GR 0.875-5%	1.8	3.0	8.2	6.7
Mesquite	NSR 0.5-2%	0.8	0.5	2.1	1.7
Other		—	—	0.4	0.7
Canada
Sudbury	Stream 50%	6.4	8.9	23.2	36.3
Detour Lake	NSR 2%	3.3	2.9	11.7	11.2
East Timmins	NSR 2-15%	2.2	3.4	10.1	11.5
Musselwhite	NPI 5%	3.1	3.0	5.4	4.6
Hemlo	NSR 3%, NPI 50%	3.3	4.7	5.0	9.6
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.1	1.3	4.6	4.8
Timmins West	NSR 2.25%	0.8	0.8	3.7	4.0
Canadian Malartic	GR 1.5%	0.5	0.5	1.6	1.2
Other		—	0.1	0.1	0.4
Latin America
Antamina	Stream 22.5% Silver	14.4	—	14.4	—
Candelaria	Stream 68%	24.3	23.9	101.6	23.9
Palmarejo	Stream 50%	13.8	15.0	59.6	66.6
Cerro San Pedro	GR 1.95%	0.7	0.5	2.9	2.0
Other		0.3	0.3	1.2	1.3
Rest of World
MWS	Stream 25%	6.5	7.9	26.2	30.5
Sabodala	Stream 6%, Fixed to 2019	6.1	4.6	28.3	26.3
Subika	NSR 2%	0.9	1.3	4.3	9.0
Tasiast	NSR 2%	1.1	1.5	5.0	7.1
Duketon	NSR 2%	1.6	1.9	6.7	7.1
Edikan	NSR 1.5%	0.9	0.7	3.7	3.4
Cooke 4	Stream 7%	0.7	1.5	4.2	5.0
Other		0.7	1.9	4.5	6.2
		$114.8	$108.5	$405.5	$354.8

OTHER MINERALS		$2.1	$3.5	$10.1	$13.7

OIL & GAS
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	3.5	8.1	21.1	57.8
Midale	ORR 1.14%, WI 1.59%	0.3	0.7	1.8	3.4
Edson	ORR 15%	0.4	0.9	1.7	4.8
Other		0.2	1.3	3.4	7.9
		$4.4	$11.0	$28.0	$73.9

Revenue		$121.3	$123.0	$443.6	$442.4

Oil & Gas Revenue

Averages (C$/bbl)	Q4 2015		Q3 2015		Variance (Q4’15-Q3’15)	Q4 2014		Variance (Q4’15-Q4’14)
Edmonton Light	C$	52.46	C$	55.04	(4.7%)	C$	74.86	(29.9%)
Quality Differential		(8.14)		(4.58)	77.7%		(5.01)	62.5%
Realized oil price	C$	44.32	C$	50.46	(12.2%)	C$	69.85	(36.5%)

Oil & gas revenue was $4.4 million for the quarter (94% oil and 6% gas) compared with $11.0 million for the same period of 2014 (94% oil and 6% gas), a decrease of 60.0%. The decrease is due to lower average oil prices realized in the fourth quarter of 2015. Production for the quarter was 3.6% lower than the fourth quarter of 2014.

Revenue from the Weyburn Unit for the quarter decreased to $3.5 million (2014 - $8.1 million) with $1.1 million earned from the NRI (2014 - $4.7 million), $2.0 million earned from the working interest (2014 - $2.9 million) and $0.4 million earned from the overriding royalties (2014 - $0.5 million). Revenue from the Weyburn NRI was lower due to the reduction in the average oil price partially offset by the increase in the C$/US$ foreign exchange rate.  Actual realized price from the NRI was C$45.87/boe for the quarter, down 31.7% from the realized price of C$67.12/boe for the fourth quarter of 2014.

Costs and Expenses

Costs and expenses for the quarter were $155.7 million compared to $109.2 million in 2014. The following table provides a list of the costs and expenses incurred for the three months ended December 31, 2015 and 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Costs of sales	$24.3	$24.7	$(0.4)
Depletion and depreciation	65.8	48.9	16.9
Corporate administration	2.9	4.4	(1.5)
Business development	(0.1)	0.3	(0.4)
Subtotal	$92.9	$78.3	$14.6
Impairment charges	62.8	30.9	31.9
	$155.7	$109.2	$46.5

Costs of Sales

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $24.3 million for the fourth quarter of 2015 compared with $24.7 million for the fourth quarter of 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Cost of stream sales	$20.8	$20.0	$0.8
Cost of prepaid ounces	1.7	2.6	(0.9)
Production taxes	0.8	0.6	0.2
Oil & gas operating costs	1.0	1.5	(0.5)
	$24.3	$24.7	$(0.4)

The decrease of $0.4 million is attributable to fewer prepaid ounces delivered pursuant to the agreement in the fourth quarter of 2015 when compared to 2014 and lower oil & gas operating costs due to lower production and cost efficiencies implemented by the operators. These decreases were partially offset by higher cost of stream ounces, with 11,236 more stream ounces delivered in 2015 than 2014 and higher net proceeds taxes due to higher revenue. Upon the sale of the gold ounces delivered under the Fire Creek/Midas transaction, Franco-Nevada records an amount of $882.71/oz as a non-cash cost of sale. Franco-Nevada received 65,822 GEOs under its stream agreements compared to 54,586 GEOs received in Q4 2014.

Costs of Sales Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Depletion and depreciation

Depletion and depreciation totaled $65.8 million for the quarter compared to $48.9 million in 2014. The increase of $16.9 million is due in part to the Antamina acquisition ($9.0 million), higher production from Goldstrike ($3.8 million) and higher depreciation due to a change in the depreciation rate on well equipment associated with the Company’s working interests ($5.3 million). These increases were partially offset by lower depletion on MWS and oil & gas assets due to lower production and the impact of a weaker Canadian dollar relative to the U.S. dollar.

Depletion Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Corporate administration expenses decreased to $2.9 million in the quarter, representing 2.4% of revenue, from $4.4 million in 2014. The decrease is due to lower compensation expense and the impact of the weaker Canadian to U.S. dollar exchange rate as the majority of corporate administration expenses are incurred in Canadian dollars.

Business development expenses reflected a recovery of $0.1 million due to the capitalization of expenses to the mineral interest following the closing of transactions. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Impairments of royalty, stream and working interests were $62.8 million for the three months ended December 31, 2015 (2014 - $31.1 million). The impairment charges were the result of an impairment analysis completed at the end of 2015 due to impairment indicators on the Weyburn and Midale oil interests and the Red Lake (Phoenix) mineral asset.

The impairment charges for the quarter are summarized in the following table:

	2015	2014
Royalty, stream and working interests, net:
Weyburn Unit	$41.3	$—
Midale Unit	7.0	—
Red Lake (Phoenix)	11.4	—
Mine Waste Solutions	—	26.6
Exploration assets	0.1	4.5
Other non-current assets:
Oil well equipment	3.1	—
Total impairment losses	$62.9	$31.1

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% net royalty interest (“NRI”), a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Red Lake (Phoenix) project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The fair value less costs of disposal (“FVLCD”) for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using a pre-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

As at December 31, 2015	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$318.3	$62.9
Impairment recorded, if in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12.0
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

During the year ended December 31, 2014, the following were identified as indicators of impairment:

(i)            MWS

MWS is subject to a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since Franco-Nevada acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in consensus gold price estimates during the relatively fixed life of the asset is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

(ii)        Exploration assets

Franco-Nevada was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by Franco-Nevada. In these circumstances, Franco-Nevada wrote off the carrying value of the associated exploration assets to nil. For the three and twelve months ended December 31, 2014, the total amount written off was $4.3 million (2013 - $0.2 million) and $4.5 million (2013 - $0.2 million), respectively.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using MWS’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400 per ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, respectively, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded, if in isolation:
10% decrease in commodity prices	145.6	53.0
10% increase in commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses were $2.5 million for Q4 2015 and Q4 2014. The following table provides a list of foreign exchange losses and other expenses incurred for the three months ended December 31, 2015 and 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(0.6)	$(1.5)	$0.9
Mark-to-market gain (loss) on warrants	(0.2)	(0.2)	—
(Loss) on sale of gold	(1.7)	(0.8)	(0.9)
	$(2.5)	$(2.5)	$—

Foreign exchange gains and losses include foreign exchange movements related to investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Finance Costs and Finance Income

Finance income was $2.1 million (2014 - $0.9 million) for the quarter which was earned on our cash equivalents and/or short-term investments. The increase in finance income was due to finance income earned from the True Gold option under the Karma stream agreement. Finance expenses were $1.4 million (2014 - $0.4 million) and consist of the costs of maintaining our credit facility, interest on debt and the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $0.3 million (2014 - $0.3 million), interest expense of $0.8 million (2014- $Nil) and amortization of issuance costs were $0.3 million (2014 - $0.1 million).  Interest in the amount of $0.6 million associated with the debt was capitalized to the Cobre Panama stream interest.

Income Taxes

Franco-Nevada had an income tax recovery of $4.9 million (2014 — income tax expense of $10.2 million) for the quarter comprised of a current income tax expense of $5.3 million (2014 - $6.9 million) and a deferred income tax recovery of $10.2 million (2014 — deferred income tax expense of $3.3 million) related to our Canadian and Mexican entities.

Net Income

Net loss for the quarter was $31.4 million, or $0.20 per share, compared with a net income of $1.2 million, or $0.00 per share, for the same period in 2014. Adjusted Net Income was $23.7 million, or $0.15 per share, compared with $31.6 million, or $0.20 per share, for Q4 2014.  The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion expense due to recent acquisitions and lower revenue;

•                  partially offset by lower income tax expense.

Adjusted Net Income Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(unaudited, expressed in millions, except per share amounts, Average Gold Price, GEOs, and Margin)1

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue	$121.3	$103.7	$109.4	$109.2	$123.0	$107.6	$107.7	$104.1
Costs and expenses[2]	155.7	77.1	78.5	78.8	109.2	61.0	60.1	55.4
Operating income (loss)	(34.4)	26.6	30.9	30.4	13.8	46.6	47.6	48.7
Other income (expenses)	(1.9)	(2.9)	2.0	(2.2)	(2.0)	(0.4)	2.0	1.1
Income tax expense (recovery)	(4.9)	8.5	11.3	9.0	10.2	13.0	12.7	14.4
Net income (loss)	(31.4)	15.2	21.6	19.2	1.2	33.2	36.9	35.4
Basic earnings (loss) per share	$(0.20)	$0.10	$0.14	$0.12	$0.00	$0.22	$0.25	$0.24
Diluted earnings (loss) per share	$(0.20)	$0.10	$0.14	$0.12	$(0.01)	$0.22	$0.25	$0.24
Average Gold Price	$1,104	$1,124	$1,193	$1,219	$1,200	$1,282	$1,289	$1,294
GEOs[3]	106,312	85,637	83,040	85,081	92,774	70,071	64,734	65,836
Adjusted EBITDA[3]	95.8	78.0	82.2	83.3	96.2	88.7	87.2	84.8
Adjusted EBITDA[3] per share	$0.61	$0.50	$0.53	$0.53	$0.62	$0.59	$0.58	$0.58
Margin[3]	79.0%	75.2%	75.1%	76.3%	78.2%	82.4%	81.0%	81.5%
Adjusted Net Income[3]	$23.7	$19.4	$22.9	$22.9	$31.6	$34.5	$36.0	$35.4
Adjusted Net Income[3] per share	$0.15	$0.12	$0.15	$0.15	$0.20	$0.23	$0.24	$0.24

1Due to rounding, amounts may not calculate.

2Includes impairment charges on royalty, stream and working interests.

3GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 35-37 of this MD&A.

Overview of Financial Performance — 2015 to 2014

Average Annual Precious Metal Commodity Prices

Annual Averages		2015	2014	Variance
Gold[1]	($/oz)	$1,160	$1,266	(8.4%)
Silver[2]	($/oz)	15.68	19.05	(17.6%)
Platinum[1]	($/oz)	1,054	1,385	(23.9%)
Palladium[1]	($/oz)	691	803	(13.9%)
Exchange Rates[3]
CAD		0.7820	0.9055	(13.5%)

(1)             Based on London Gold Price PM

(2)             Based on LBMA silver price

(3)             Based on Bank of Canada noon rates

During 2015, average gold prices continued to experience significant volatility, trading between $1,296/oz in January 2015 and $1,049/oz in December 2015, with an average price of $1,160/oz for 2015. This compares to an average gold price of $1,266/oz for 2014, a decrease of 8.4%. The decline in the average gold price occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in late 2015. Platinum and Palladium prices averaged $1,054/oz and $691/oz for 2015 compared to $1,385/oz and $803/oz for 2014, decreases of 23.9% and 13.9%, respectively.

GEOs and Revenue

GEOs have grown from 237,722 in 2011 to 360,070 in 2015 with the majority of growth coming from precious metals assets.

The following table outlines GEOs (excluding oil & gas) and revenue attributable to Franco-Nevada for the twelve months ended December 31, 2015 and 2014 by commodity,  geographical location and type of interest:

	Gold Equivalents Ounces[1]			Revenue (in millions)
For the twelve months ended December 31,	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
Gold	291,521	238,318	53,203	$337.5	$299.2	$38.3
Silver	30,427	4,266	26,161	34.7	5.1	29.6
PGM	29,335	39,870	(10,535)	33.3	50.5	(17.2)
Precious Metals - Total	351,283	282,454	68,829	405.5	354.8	50.7
Other	8,787	10,961	(2,174)	10.1	13.7	(3.6)
Oil & Gas	—	—	—	28.0	73.9	(45.9)
	360,070	293,415	66,655	$443.6	$442.4	$1.2
Geography
United States	67,806	66,652	1,154	$78.1	$83.4	$(5.3)
Canada	60,677	66,297	(5,620)	97.0	157.5	(60.5)
Latin America	154,805	75,282	79,523	179.7	93.7	86.0
Rest of World	76,782	85,184	(8,402)	88.8	107.8	(19.0)
	360,070	293,415	66,655	$443.6	$442.4	$1.2
Type
Revenue-based	105,085	110,833	(5,748)	$127.7	$156.9	$(29.2)
Streams	222,670	150,087	72,583	257.6	188.6	69.0
Profit-based	18,420	18,578	(158)	32.1	61.2	(29.1)
Other	13,895	13,917	(22)	26.2	35.7	(9.5)
	360,070	293,415	66,655	$443.6	$442.4	$1.2

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 22 of this MD&A.

GEOs (excluding oil & gas) and revenue were earned from the following asset classes:

	Gold Equivalents Ounces[1]			Revenue (in millions)
For the twelve months ended December 31,	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
United States	67,292	66,161	1,131	$77.5	$82.8	$(5.3)
Canada	57,528	66,298	(8,770)	65.4	83.6	(18.2)
Latin America	154,805	75,283	79,522	179.7	93.8	85.9
Rest of World	71,658	74,712	(3,054)	82.9	94.6	(11.7)
Precious Metals - Total	351,283	282,454	68,829	$405.5	$354.8	$50.7
Other	8,787	10,961	(2,174)	10.1	13.7	(3.6)
Oil & Gas	—	—		28.0	73.9	(45.9)
	360,070	293,415	66,655	$443.6	$442.4	$1.2

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 22 of this MD&A.

GEO Reconciliation – 2014 to 2015

GEOs earned from precious metal assets increased by 24.4% to 351,283 GEOs in 2015 from 282,454 GEOs in 2014. Growth in GEOs from precious metals was mainly attributable to the addition of the Candelaria and Antamina streams. For 2015, Franco-Nevada earned 18,418 GEOs from our gold NPIs down slightly from 18,577 GEOs earned in 2014.

Revenue from precious metal assets was $405.5 million in 2015 compared with $354.8 million in 2014, an increase of 14.3%.  The increase came from Latin American assets with Antamina and Candelaria contributing $101.6 million (2014 - $23.9 million) and $14.4 million (2014 - $Nil), respectively, in 2015.

U.S. precious metals GEOs increased in 2015 to 67,292 GEOs (2014 - 66,161 GEOs) with revenue slightly lower at $77.5 million (2014 - $82.8 million) as a result of lower average commodity prices.  The growth in GEOs was attributable to higher production from Goldstrike, both from the NSR and NPI (2,875 GEOs), Bald Mountain (1,771 GEOs), Fire Creek/Midas (750 GEOs) and Mesquite (451 GEOs). The increases were partially offset by lower production from Stillwater (4,046 GEOs), Marigold (397 GEOs), Gold Quarry (134 GEOs) and other U.S. assets (139 GEOs). Although production was up by 1.7%, revenue was lower due to lower average commodity prices.

Canadian GEOs and revenue were 57,528 GEOs (2014 — 66,298 GEOs) and $65.4 million (2014 - $83.6 million), respectively, in 2015, representing decreases of 13.2% and 21.8%, respectively. The decrease was attributable to:

•                  lower production at Sudbury (7,926 GEOs), Hemlo (3,146 GEOs) and East Timmins (formerly Golden Highway) (299 GEOs);

•                  partially offset by higher production at Detour Lake (1,317 GEOs), Musselwhite (926 GEOs) and other assets (360 GEOs).

Latin American assets, which include the recent Candelaria and Antamina acquisitions generated 154,805 GEOs (2014 — 75,283 GEOs) and $179.7 million (2014 - $93.8 million) in 2015, with the major contributions as follows:

•                  Candaleria’s production was 86,824 GEOs, or 56.1%, of total GEOs from Latin America and Antamina’s production was 13,021 GEOs, or 8.4%, of total GEOs from Latin America assets;

•                  production from Cerro San Pedro and other assets increased, which resulted in 923 more GEOs in 2015 when compared to 2014; and

•                  during 2015, 12,297,020 ounces of silver were converted to GEOs, which were received from the Candelaria, Antamina and Cerro San Pedro interests.

Rest of World assets generated 71,658 GEOs (2014 — 74,713 GEOs) and $82.9 million (2014 - $94.6 million) in revenue, decreases of 4.1% and 12.4%, respectively, over 2014 levels, which was attributable to:

•                  two additional months of delivery from Sabodala (3,750 GEOs), higher production from Edikan (468 GEOs) and Duketon (167 GEOs);

•                  offset by lower production from all the other Rest of World assets, being Subika (3,388 GEOs), MWS (1,489 GEOs), Tasiast (1,283 GEOs), Cooke 4 (350 GEOs) and other assets (932 GEOs); and

•                  Revenue was lower due to the lower production and the impact of lower average commodity prices.

Other Minerals generated 8,787 GEOs (2014 — 10,961 GEOs) and $10.1 million (2014 - $13.7 million) in revenue.

Revenue by Commodity

Revenue by Region

Oil & Gas Revenue

Averages ($/bbl)	2015		2014		Variance
Edmonton Light	C$	57.47	C$	93.67	(38.6%)
Quality Differential	C$	(7.54)	C$	(7.97)	(5.4%)
Realized oil price	C$	49.93	C$	85.70	(41.7%)

Oil & gas revenue decreased 62.1% to $28.0 million for 2015 (96% oil and 4% gas) compared with $73.9 million for 2014 (94% oil and 6% gas). The decrease was due to lower average oil prices. Overall production for 2015 was 2.7% lower than 2014.

Revenue from the Weyburn Unit for the period decreased to $21.1 million (2014 - $57.8 million) with $11.4 million earned from the NRI (2014 - $38.5 million), $8.2 million earned from the working interest (2014 - $16.1 million) and $1.5 million earned from the overriding royalties (2014 - $3.2 million). Actual realized price from the NRI was C$50.06/boe for the period, down 43.1%, from the average price of C$87.99/boe for 2014.

Costs and Expenses

Costs and expenses for 2015 were $390.1 million compared to $285.7 million in 2014. The following table provides a list of the costs and expenses incurred for the twelve months ended December 31, 2015 and 2014.

	Twelve months ended December 31,
(expressed in millions)	2015	2014	Variance
Costs of sales	$93.1	$72.9	$20.2
Depletion and depreciation	216.3	163.1	53.2
Corporate administration	15.1	16.4	(1.3)
Business development	2.7	2.2	0.5
Subtotal	$327.2	$254.6	$72.6
Impairment charges	62.9	31.1	31.8
	$390.1	$285.7	$104.4

Costs of sales were $93.1 million for 2015 compared with $72.9 million for 2014.

(expressed in millions)	2015	2014	Variance
Cost of stream sales	$80.1	$57.7	$22.4
Cost of prepaid ounces	6.6	6.0	0.6
Production taxes	2.6	2.5	0.1
Oil & gas operating costs	3.8	6.7	(2.9)
	$93.1	$72.9	$20.2

The increase of $20.2 million is attributable to higher steam ounces delivered under our stream agreements, with the recent Candelaria and Antamina acquisitions, and more ounces delivered under the Fire Creek/Midas agreement with 7,500 ounces delivered in 2015 compared with 6,750 in 2014. These increases were partially offset by lower oil & gas production costs which benefitted from a weaker Canadian dollar. Franco-Nevada received 222,670 GEOs under its stream agreements compared to 150,087 GEOs received in 2014.

Costs of Sales Reconciliation — 2014 to 2015

(expressed in millions)

Depletion and depreciation totaled $216.3 million in 2015 compared to $163.1 million in 2014. The increase of $53.2 million is mostly due to recent acquisitions: Candelaria ($42.4 million), Antamina ($9.0 million), as well as higher production at Bald Mountain ($4.6 million) and Sabodala ($3.5 million). In addition, the Company adjusted its estimate of the depreciation rate on well equipment associated with its working interests which resulted in an increase to depreciation expense.

Depletion Reconciliation — 2014 to 2015

(expressed in millions)

Corporate administration expenses decreased to $15.1 million, representing 3.4% of revenue, from $16.4 million in 2014. The decrease is due to lower compensation expense and the impact of a weaker Canadian dollar, as the Company incurs the majority of its corporate expenses in Canadian dollars.

Business development expenses were $2.7 million and $2.2 million for the twelve months ended December 31, 2015 and 2014, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and timing of completing transactions.

Franco-Nevada recorded $62.9 million in impairment charges in 2015. Please refer to the impairment charges section in the fourth quarter discussion above.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the year were $5.4 million compared to $1.6 million in 2014. The following table provides a list of the other income/expenses incurred for the twelve months ended December 31, 2015 and 2014.

	Twelve months ended December 31,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(3.6)	$(2.0)	$(1.6)
Mark-to-market gain (loss) on warrants	(0.5)	1.3	(1.8)
(Loss) on sale of gold	(2.2)	(0.9)	(1.3)
Gain on the sale of investments	0.9	—	0.9
	$(5.4)	$(1.6)	$(3.8)

Franco-Nevada recorded a $2.0 million impairment charge (2014 - $0.4 million) on available-for-sale investments related to the continued decline in the fair value of certain equity instruments.

Finance Costs and Finance Income

Finance income was $5.3 million (2014 - $3.9 million) for the year which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to a monthly fee earned in connection with the Karma gold stream. Finance expenses were $2.9 million (2014 - $1.6 million) consisting of the costs of maintaining our credit facility, interest charges on the drawdown of funds under the credit facility as well as the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $1.5 million (2014 - $1.3 million), interest of $0.8 million (2014 - $Nil) and amortization of issuance costs of $0.6 million (2014 - $0.3 million).

Income Taxes

Franco-Nevada had an income tax expense of $23.9 million (2014 — $50.3 million) for the year comprised of a current income tax expense of $26.1 million (2014 - $31.7 million) and a deferred income tax recovery of $2.2 million (2014 — deferred income tax expense of $18.6 million) related to our Canadian, U.S. and Mexican entities.

Net Income

Net income for 2015 was $24.6 million, or $0.16 per share, compared with $106.7 million, or $0.71 per share, for 2014. Adjusted Net Income was $88.9 million, or $0.57 per share, compared with $137.5 million, or $0.91 per share, for 2014. The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion and costs of sales, both due to the recent Antamina and Candelaria acquisitions;

•                  partially offset by higher revenue and lower income tax expense.

Adjusted Net Income Reconciliation — 2014 to 2015

(expressed in millions)

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

	As at December 31,
(expressed in millions, except ratios)	2015	2014
Total cash and cash equivalents	$149.2	$592.5
Current assets	274.7	698.9
Non-current assets	3,399.6	2,768.0
Total assets	$3,674.3	$3,466.9
Current liabilities	20.8	21.1
Non-current liabilities	490.5	40.3
Total liabilities	$511.3	$61.4
Total shareholders’ equity	$3,163.0	$3,405.5
Dividends paid (including DRIP)	129.0	118.0
Debt	457.3	—
Total common shares outstanding	156.9	156.5
Key Financial Ratios
Working Capital	$253.9	$677.8
Current Ratio	13.2:1	33.1:1
Debt to equity	0.14:1	0:1

Balance Sheet Review

Total assets were $3,674.3 million at December 31, 2015 compared to $3,466.9 million at December 31, 2014. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents, which reflect our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. Total liabilities at December 31, 2015 were $511.3 million, comprised primarily of debt of $457.3 million and current and deferred income tax liabilities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $88.9 million and $93.9 million for the three months ended December 31, 2015 and 2014, respectively. The decrease was attributable to higher cost of sales paid in the quarter compared to the same quarter in 2014.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $317.2 million and $332.0 million for the year ended December 31, 2015 and 2014, respectively. The decrease was attributable to higher cost of sales paid in 2015 compared to 2014.

Investing Activities

Cash used in investing activities was $963.5 million for the quarter compared to $670.8 million in the same period of 2014. The increase was due to the higher acquisitions of interests in mineral properties in 2015 compared to 2014.

For 2015, cash used in investing activities was $1,045.3 million compared to $815.9 million in 2014. In 2015, Franco-Nevada invested over $1,016.8 million in new stream and royalty transactions as described in the Corporate section above.

Typically Franco-Nevada invests its excess funds in various term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2015, the majority of funds were held in cash deposits with several financial institutions. As at December 31, 2015, investments had various maturities upon acquisition of between 92 and 101 days. Accordingly, as at December 31, 2015, the investments were classified as short-term investments.

Financing Activities

Net cash provided by financing activities was $445.2 million for the quarter compared net cash used of $20.0 million for 2014. The increase in cash provided is attributable to the drawdown of funds under the credit facility.

Financing activities provided $374.1 million in cash in 2015 compared with $394.7 million in 2014. The decrease is due to higher dividend payments in 2015 compared to 2014. Franco-Nevada increased its quarterly dividend in the second quarter of 2015 to $0.21 per share from $0.20 per share.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.7148 to $0.8527, closing the year at $0.7725, and the Australian dollar traded between $0.6916 and $0.8211.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at December 31, 2015, our cash, cash equivalents and short-term investments totaled $168.0 million (December 31, 2014 - $592.5 million).  In addition, we held investments at December 31, 2015 with a combined value of $94.8 million (December 31, 2014 - $67.1 million), of which $64.6 million was held in publicly traded equity instruments (December 31, 2014 - $62.6 million).

Our near-term cash requirements include funding of the Cobre Panama and Karma stream commitments, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years	2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08
Antapaccay	—%[16]	—%[17]	0%	20%[18]	20%[19]	n/a	40 years	10-Feb-16

1                   Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe, Sabodala and Antapaccay.

2                   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3                   Subject to successive extensions.

4                   Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.

5                   Purchase price is 5% of the average silver price at the time of delivery.

6                   Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

7                   Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8                   Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

9                   Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.

10              Purchase price is 20% of the average gold price at the time of delivery.

11              Agreement is capped at 400,000 ounces of gold.

12              Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13              Purchase price is 20% of prevailing market price at the time of delivery.

14              Agreement is capped at 312,500 ounces of gold.

15              The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

16              Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

17              Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

18              Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.

19              Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.

Cobre Panama Stream Agreements

The Company has funding commitments under the Cobre Panama stream agreement as described in the Corporate section above.

Capital Resources

As of March 10, 2016, an amount of $770.0 million, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  In 2015, Franco-Nevada increased its credit facility from $500.0 million to $1.0 billion and extended the maturity to November 12, 2020. As of March 10, 2016, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 2.90%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $1.5 million (2014 - $1.3 million), interest of $1.5 million (2014 - $Nil) and amortization of issuance costs of $0.6 million (2014 - $0.3 million) were incurred and paid for the twelve months ended December 31, 2015.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and working interests, the depreciation of oil & gas well equipment, and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The determination of the ability of the Company to utilize deductible temporary differences and tax loss carry-forwards against taxable profits and taxable temporary differences in future periods requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that sufficient taxable profits and taxable temporary differences will be available to utilize the benefits of deductible temporary differences and tax loss carry-forwards. This assessment is based on forecasted cash flows. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of the utilization of deductible temporary differences and tax loss carry-forwards.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

The Company is currently assessing the impact of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2015, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 9, 2016, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	177,282,366
Issuable upon exercise of Franco-Nevada warrants[1]	6,510,752
Issuable upon exercise of Franco-Nevada options[2]	1,592,480
Issuable upon exercise of special warrant[3]	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	158,712
Diluted common shares	187,544,310

1        The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

2        There were 1,592,480 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$65.76 per share.

3        In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2015.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2015, Franco-Nevada’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2015, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2015.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Depletion and depreciation; and

•                  Non-cash costs of sales.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax expense (recovery)	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5

Basic EPS	$(0.20)	$0.01	$0.16	$0.71
Income tax expense (recovery)	(0.03)	0.07	0.15	0.33
Finance costs	0.01	—	0.02	0.01
Finance income	(0.01)	(0.01)	(0.03)	(0.02)
Depletion and depreciation	0.42	0.31	1.38	1.08
Non-cash costs of sales	0.01	0.02	0.04	0.04
Impairment charges	0.40	0.20	0.40	0.21
Impairment of investments	—	—	0.01	—
Foreign exchange (gains)/losses and other (income)/expenses	0.01	0.02	0.03	0.01
Adjusted EBITDA per share	$0.61	$0.62	$2.16	$2.37

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except Margin)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax expense (recovery)	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Revenue	121.3	123.0	443.6	442.4
Margin	79.0%	78.2%	76.5%	80.7%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	1.0	1.1	5.6	1.6
Mark-to-market changes on derivatives, net of income tax	0.2	0.1	0.4	(1.1)
Impairment charges, net of income tax	50.6	29.4	50.6	29.5
Impairment of investments, net of income tax	—	0.4	1.8	0.4
Indexation adjustment	—	(0.6)	(0.4)	0.4
Valuation allowance	—	—	0.9	—
Impact of change in depreciation rate	4.0	—	4.0	—
Impact of tax rate increases	(0.7)	—	1.4	—
Adjusted Net Income	$23.7	$31.6	$88.9	$137.5
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5

Basic EPS	$(0.20)	$0.01	$0.16	$0.71
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	0.01	0.01	0.04	0.01
Impairment charges, net of income tax	0.32	0.19	0.32	0.20
Indexation adjustment	—	(0.01)	—	(0.01)
Valuation allowance	—	—	0.01	—
Impact of change in depreciation rate, net of income tax	0.03	—	0.03	—
Impact of tax rate increases	(0.01)	—	0.01	—
Adjusted Net Income per share	$0.15	$0.20	$0.57	$0.91

Cautionary Statement on Forward Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 40 and 41 of Franco-Nevada’s Annual Report.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 10, 2016

Independent Auditor’s Report

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation and its subsidiaries’ 2015 and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of income and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 10, 2016

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Note 5)	$149.2	$592.5
Short-term investments (Notes 6)	18.8	—
Receivables (Note 11)	65.1	72.1
Prepaid expenses and other (Note 7)	41.6	34.3
Current assets	274.7	698.9

Royalty, stream and working interests, net (Note 8)	3,257.5	2,636.9
Investments (Notes 6 & 11)	94.8	67.1
Deferred income tax assets (Note 17)	16.1	13.9
Other (Note 9)	31.2	50.1

Total assets	$3,674.3	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$18.0	$17.7
Current income tax liabilities	2.8	3.4
Current liabilities	20.8	21.1

Debt (Note 13)	457.3	—
Deferred income tax liabilities (Note 17)	33.2	40.3
Total liabilities	511.3	61.4

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	3,709.0	3,656.6
Contributed surplus	44.3	45.5
Deficit	(302.2)	(197.8)
Accumulated other comprehensive loss	(288.1)	(98.8)
Total shareholders’ equity	3,163.0	3,405.5

Total liabilities and shareholders’ equity	$3,674.3	$3,466.9

Commitments (Note 20)

Subsequent Event (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 10, 2016.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	2015	2014

Revenue (Note 14)	$443.6	$442.4

Costs and expenses
Costs of sales (Note 15)	93.1	72.9
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8(c))	62.9	31.1
Corporate administration (Notes 16 & 18)	15.1	16.4
Business development (Note 16)	2.7	2.2
	390.1	285.7

Operating income	53.5	156.7

Foreign exchange gain (loss) and other income (expenses) (Note 6)	(5.4)	(1.6)
Impairment of investments (Note 6)	(2.0)	(0.4)
Income before finance items and income taxes	46.1	154.7

Finance items
Finance income	5.3	3.9
Finance expenses (Note 13)	(2.9)	(1.6)
Net income before income taxes	48.5	157.0

Income tax expense (Note 17)	23.9	50.3

Net income	$24.6	$106.7

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of an income tax recovery of $1.6 (2014 - income tax expense of $0.7) (Note 6)	(27.0)	2.2
Realized change in market value of available-for-sale investments (Note 6)	1.1	0.4
Currency translation adjustment	(163.4)	(98.9)
Other comprehensive loss	(189.3)	(96.3)

Total comprehensive income (loss)	$(164.7)	$10.4

Basic earnings per share (Note 19)	$0.16	$0.71
Diluted earnings per share (Note 19)	$0.16	$0.70

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2015	2014
Cash flows from operating activities
Net income	$24.6	$106.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8)	62.9	31.1
Impairment of investments (Note 6)	2.0	0.4
Non-cash costs of sales (Note 15)	6.6	6.0
Other non-cash items	(0.8)	1.5
Gain on sale of investments (Note 6)	(0.9)	—
Deferred income tax (recovery) expense (Note 17)	(2.2)	18.6
Share-based payments (Note 18)	4.5	3.9
Unrealized foreign exchange loss	3.7	2.0
Mark-to-market on warrants (Note 6)	0.5	(1.3)
	317.2	332.0
Changes in non-cash assets and liabilities:
Decrease in receivables	7.0	5.9
Increase in prepaid expenses and other	(70.4)	(67.1)
Decrease in current liabilities	(0.3)	(3.8)
Net cash provided by operating activities	253.5	267.0

Cash flows from investing activities
Proceeds on sale of investments	25.6	45.2
Acquisition of investments	(111.3)	(54.6)
Proceeds from the sale of gold bullion	60.8	85.2
Acquisition of royalty, stream and working interests	(1,016.8)	(853.8)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(3.6)	(4.0)
Net cash used in investing activities	(1,045.3)	(815.9)

Cash flows from financing activities
Proceeds from draw of Credit Facility (Note 13)	480.0	—
Repayment of Credit Facility	(20.0)	—
Net proceeds from issuance of common shares	—	479.8
Credit facility amendment costs	(2.3)	(0.7)
Payment of dividends (Note 18(b))	(94.1)	(90.7)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 18(a))	10.5	4.5
Net cash provided by financing activities	374.1	394.7
Effect of exchange rate changes on cash and cash equivalents	(25.6)	(23.3)
Net change in cash and cash equivalents	(443.3)	(177.5)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$149.2	$592.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$3.0	$1.3
Income taxes paid during the period	$27.8	$22.8

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 18)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	24.6	24.6
Other comprehensive loss	—	—	(189.3)	—	(189.3)
Total comprehensive loss	—	—	—	—	(164.7)
Exercise of stock options	15.0	(4.5)	—	—	10.5
Share-based payments	—	5.5	—	—	5.5
Vesting of restricted share units	2.2	(2.2)	—	—	—
Dividend reinvestment plan	34.9	—	—	—	34.9
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(129.0)	(129.0)
Balance at December 31, 2015	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0

Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	106.7	106.7
Other comprehensive income	—	—	(96.3)	—	(96.3)
Total comprehensive income	—	—	—	—	10.4
Equity offering	484.8	—	—	—	484.8
Exercise of stock options	7.1	(2.6)	—	—	4.5
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	4.9	—	—	4.9
Vesting of restricted share units	1.8	(1.8)	—	—	—
Dividend reinvestment plan	27.3	—	—	—	27.3
Dividends declared	—	—	—	(92.0)	(92.0)
Balance at December 31, 2014	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties located in the United States, Canada, Mexico, Peru, Chile and Africa. The portfolio includes 340 mineral and oil & gas assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant Accounting Policies

(a)             Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s).   These consolidated financial statements were approved for issuance by the Board of Directors on March 10, 2016.

(b)             Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)       Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2015 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)   Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control.  A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(c)              Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(d)             Currency translation

(i)    Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)   Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

-        assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

-        income and expenses for each subsidiary are translated at the average exchange rates during the period; and

-        all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)              Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consist of acquired royalty interests and stream metal purchase agreements in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of mineral, stream and oil & gas interests was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration.  Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a mineral, stream or oil & gas interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)                Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)             Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)              Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)   Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)         Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv) Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)     Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(i)                Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, revenue recognition occurs when the relevant commodity received from the stream or working interest operator is physically delivered and then sold by the Company to its third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(j)                Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. Generally, the Company records the sales at the time of physical delivery, which is also the date that title to the gold or silver passes to the purchaser.

(k)              Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)                Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(m)           Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)             Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)             Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(p)             Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)             Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(r)               Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

The Company is currently assessing the impact of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements.

Note 3 — Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 — Acquisitions and Transactions

(a)         Antamina

On October 9, 2015, the Company acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, the Company will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%. The Company will pay 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement.

(b)         Weyburn Unit

On November 6, 2015, the Company purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

(c)          Cobre Panama

On November 2, 2015, the Company finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. Initial funding of $337.9 million was made by the Company on November 3, 2015.

The amount of precious metals to be delivered under the agreement is indexed to the copper in concentrate produced from the entire project. The Company will pay $406/oz for each ounce of gold and $6.09/oz for each ounce of silver (subject to an annual adjustment for inflation) delivered under the stream agreement until 1,341,000 ounces of gold and 21,510,000 ounces of silver have been delivered. Thereafter, the Company will pay the greater of $400/oz for gold and $6/oz for silver (subject to an adjustment for inflation) or one half of the then prevailing market price.

(d)         Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario for $3.5 million and extended a loan in the amount of $25.0 million to Noront Resources Ltd. (“Noront”). Both the royalty and the loan were initially recorded at their respective fair values stated above. The royalty has been accounted for as an asset acquisition in accordance with the accounting policy for royalty interests. The loan, which bears annual interest at 7% and matures on April 28, 2020, is a financial asset recorded in Investments.

(e)          Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

(f)            Candelaria

On November 3, 2014, the Company acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) to help finance Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. The Company provided an up-front deposit of $648.0 million to acquire 68% of the payable gold and silver produced from Candelaria which reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered under the stream agreement. The Company will pay $400 per ounce for gold and $4 per ounce for silver (subject to an annual adjustment for inflation commencing on the third anniversary of the acquisition). In addition, the Company may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver would be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year. As at December 31, 2015, an estimate of the potential financial effect of any additional cash payments or additional gold and silver receipts is not practicable.

On July 29, 2015, the Company made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

The Company subscribed for C$25.0 million in Lundin’s subscription receipts offering. The common shares acquired were designated as available-for-sale investments. (See Note 6 - Investments).

(g)         Karma Gold Stream

On August 11, 2014, the Company and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the parties committed to provide True Gold with $100.0 million in initial funding and provided True Gold with an option to increase the funding by up to $20.0 million until February 11, 2016 which was subsequently extended to August 11, 2016. If True Gold exercises its option to increase the funding, True Gold is obligated to deliver up to 30,000 additional ounces of gold over eight quarters, pro-rata to the amount exercised starting 18 months from the initial draw under the option. The Company has a 75% interest in the stream and Sandstorm has a 25% interest. Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces (excluding any amounts owing under the increase option). Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties. The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement. The Company made its final payment under its initial commitment on January 8, 2016. In addition, True Gold exercised its option and drew down an additional $5.0 million on January 8, 2016.

(h)         Guadalupe Gold Stream

On June 23, 2014, the Company signed a letter of intent (“LOI”) agreeing to purchase a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the LOI, the Company funded a $22.0 million deposit which was used for development of the Guadalupe underground mine and the Company will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the day of delivery for each ounce delivered. The new gold stream will become effective following the completion of the minimum obligation under the Company’s existing Palmarejo gold stream. The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. The $2.0 million payment was recorded as a reduction in the carrying amount of the existing stream asset.

The transaction closed on October 2, 2014 with the Company funding the $22.0 million in instalments throughout 2015.

(i)            AngloGold Ashanti Portfolio

On June 9, 2014, the Company acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

(j)            Cerro Moro

On April 23, 2014, the Company acquired an existing 2.0% net smelter return royalty (“NSR”) on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

(k)          Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

The Company split the acquisition cost between prepaid gold ($33.8 million) and royalty interest ($1.2 million) based on the respective fair values of the assets acquired. As at December 31, 2015, prepaid expenses and other include an amount of $7.0 million (2014 - $6.6 million) related to ounces to be delivered within the next twelve months and other assets include an amount of $14.1 million (2014 - $21.2 million) related to ounces to be delivered later than the next twelve months.

(l)            Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s (“Teranga”) Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 — Cash and Cash Equivalents

As at December 31, 2015 and 2014, cash and cash equivalents were primarily held in interest-bearing deposits and Canadian and U.S. denominated treasury bills.

	2015	2014
Cash deposits	$137.9	$569.5
Term deposits	11.3	23.0
	$149.2	$592.5

Note 6 — Investments

	2015	2014
Short-term investments:
Term deposits	$18.8	$—
Total short-term investments	$18.8	$—

Non-current investments
Equity investments	$68.3	$66.5
Warrants	0.1	0.6
Loan receivable	26.4	—
Total Investments	$94.8	$67.1

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through other transactions; (ii) warrants in publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction (See Note 4 (c)). Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $3.8 million (2014 - $4.5 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information from which to estimate future cash flows, associated operating costs or capital expenditures.

As at December 31, 2015, the market value of certain of these equity investments decreased compared to their values at December 31, 2014 and the Company recorded a net unrealized loss of $25.9 million (2014 — gain of $2.6 million), net of an income tax recovery of $1.6 million, (2014 — income tax expense of $0.7 million) in other comprehensive income (loss).

During the year ended December 31, 2015, the fair value of certain of its equity investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, an impairment charge of $2.0 million (2014 - $0.4 million) has been included in the consolidated statement of income and comprehensive income (loss).

As at December 31, 2015, the market value of warrants decreased compared to their values at December 31, 2014 and the Company recorded a loss of $0.5 million (2014 — $1.3 million) in other income (expenses) in the consolidated statement of income and comprehensive income (loss).

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss)   for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
Mark-to-market gains (losses) on equity securities	$(27.5)	$3.3
Deferred tax recovery (expense) in other comprehensive income	1.6	(0.7)
Unrealized gains (losses) on available-for-sale securities, net of tax	(25.9)	2.6
Reclassification adjustment for realized gains (losses) recognized in net income due to impairments	(1.1)	(0.4)
	$(27.0)	$2.2

Note 7 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	2015	2014
Gold bullion	$21.0	$17.6
Prepaid gold	7.0	6.6
Prepaid expenses	13.6	9.8
Debt issue costs	—	0.3
	$41.6	$34.3

Note 8 — Royalty, Stream and Working Interests, Net

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2015 and 2014, respectively:

As at December 31, 2015	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$967.4	$(429.2)	$—	$538.2
Streams	2,806.5	(684.2)	—	2,122.3
Oil and Gas	612.3	(207.7)	(48.3)	356.3
Advanced	229.1	(17.3)	(11.4)	200.4
Exploration	52.5	(12.1)	(0.1)	40.3
	$4,667.8	$(1,350.5)	$(59.8)	$3,257.5

As at December 31, 2014	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,003.1	$(384.8)	$—	$618.3
Streams	1,803.8	(525.7)	(26.6)	1,251.5
Oil and Gas	726.1	(222.4)	—	503.7
Advanced	239.3	(17.0)	—	222.3
Exploration	54.2	(8.6)	(4.5)	41.1
	$3,826.5	$(1,158.5)	$(31.1)	$2,636.9

(1) Accumulated depletion includes previously recognized impairment charges.

	Mineral
	Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
December 31, 2013	$716.2	$530.1	$577.5	$187.9	$38.5	$2,050.2
Acquisitions	1.3	831.3	—	19.2	3.3	855.1
Disposals	—	(2.0)	—	—	—	(2.0)
Transfers	(30.9)	—	—	25.2	5.7	—
Impairments	—	(26.6)	—	—	(4.5)	(31.1)
Depletion	(51.1)	(81.3)	(25.7)	(0.9)	(0.2)	(159.2)
Impact of foreign exchange	(17.2)	—	(48.1)	(9.1)	(1.7)	(76.1)
December 31, 2014	$618.3	$1,251.5	$503.7	$222.3	$41.1	$2,636.9
Acquisitions (Note 4)	—	1,002.7	3.6	6.1	3.9	1,016.3
Disposals	—	—	—	—	(0.7)	(0.7)
Impairments	—	—	(48.3)	(11.4)	(0.1)	(59.8)
Depletion	(51.4)	(131.9)	(21.3)	(0.9)	(0.7)	(206.2)
Impact of foreign exchange	(28.7)	—	(81.4)	(15.7)	(3.2)	(129.0)
December 31, 2015	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5

(a)         Mineral Streams and Royalties

Antamina

The Company owns a silver stream on Teck’s 22.5% interest in the Antamina project located in Peru (See Note 4(a) — Acquisitions and Transactions).

Cobre Panama

The Company owns a precious metals stream on First Quantum’s Cobre Panama project located in Panama (See Note 4(b) — Acquisitions and Transactions).

Candelaria

The Company owns a 68% gold and silver stream on Lundin’s Candelaria project located in Chile. (See Note 4(e) — Acquisitions and Transactions).

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico and operated by Coeur Mining, Inc. (“Coeur”). The stream covers 50% of the gold production from the Palmarejo Project, includes a monthly minimum of 4,167 ounces and is capped at 400,000 ounces which is expected to be reached by mid-2016. The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2015, the Company has received 370,672 ounces of gold from the Palmarejo Project (2014 — 319,252 ounces of gold). (See Note 4(h) — Acquisitions and Transactions).

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions (“MWS”)

The Company acquired an agreement to purchase 25% of the life-of-mine gold production from the MWS tailings recovery operation in South Africa. The stream remains effective until the Company receives 312,500 ounces of gold in aggregate beginning January 1, 2012. The Company will pay an ongoing payment equal to the lesser of $400 per ounce price (subject to an annual inflation adjustment starting in 2012) and the prevailing spot price. MWS is operated by AngloGold Ashanti Limited. As at December 31, 2015, the Company has received 92,052 ounces of gold from MWS (2014 — 69,436 ounces of gold).

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada.  The Goldstrike Complex is comprised of: (i) the Betze-Post open-pit mine; and (ii) the Meikle and Rodeo underground mines.  Barrick Gold Corporation (“Barrick”) is the operator of each of these mines.  The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation.  The NPI royalties are calculated as cumulative proceeds less cumulative costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

(b)         Oil & Gas Royalties and Working Interests

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds an 11.71% net royalty interest (“NRI”), a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs.

(c)          Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company’s regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the years ended December 31, 2015 and 2014, as summarized in the following table:

	2015	2014
Royalty, stream and working interests, net:
Weyburn Unit	$41.3	$—
Midale Unit	7.0	—
Red Lake (Phoenix)	11.4	—
Mine Waste Solutions	—	26.6
Exploration assets	0.1	4.5
Other non-current assets:
Oil well equipment	3.1	—
Total impairment losses	$62.9	$31.1

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% NRI, a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Phoenix Gold project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

As at December 31, 2015	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$318.3	$62.9
Impairment recorded if, in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12.0
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

During 2014, the following were identified as indicators of impairment:

MWS

As described in Note 8 (a) above, MWS is a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since the Company acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in consensus gold price estimates during the relatively fixed life of the stream is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2014, the total amount written off was $4.5 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by the Company’s management using MWS’s historical performance to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation,:
10% decrease in commodity prices	145.6	53.0
10% increase in commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

Note 9 - Other

Other assets comprise the following:

	2015	2014
Prepaid gold	$14.1	$21.2
Oil & gas well equipment, net	16.4	27.0
Furniture and fixtures, net	0.7	0.9
Debt issue costs	—	1.0
	$31.2	$50.1

Note 10 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2015	2014
Accounts payable	$6.2	$6.2
Accrued liabilities	11.8	11.5
Total	$18.0	$17.7

Note 11 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	0.1	—	—	0.1
	$232.6	$9.3	$—	$241.9

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
As at December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Value
Cash and cash equivalents	$592.5	$—	$—	$592.5
Receivables from provisional gold equivalent sales	—	13.0	—	13.0
Available-for-sale securities	62.0	—	—	62.0
Warrants	0.6	—	—	0.6
	$655.1	$13.0	$—	$668.1

Fair Values of Financial Assets and Liabilities

The fair value of the Company’s remaining financial assets and liabilities which include receivables, loans receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, and/or floating interest rate on the debt. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

As at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$172.0	$172.0

The valuation techniques that are used to measure fair value are as follows:

(a)         Cash and cash equivalents

The fair value of cash and cash equivalents, including interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

(b)             Short-term investments

The fair value of interest bearing cash deposits and treasury bills is classified within Level 1 of the fair value hierarchy.

(c)          Receivables

The fair value of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(d)         Investments

The fair value of publicly-traded investments, including available-for-sale equity investments and warrants, is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

(e)          Royalty, stream and working interests

The fair value of royalty, stream and working interests is determined primarily using a market approach using unobservable cash-flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to Note 8(c) for disclosures of inputs used to develop these measures.

Note 12 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)         Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is un-hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars.  The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated treasury bills on a ratio of 46% to 29%, respectively, and 25% in other currencies, as at December 31, 2015.  This serves to somewhat mitigate the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2015, the U.S. dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $163.4 million in other comprehensive loss (2014 — $98.9 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments and interest payments on our variable-rate debt ($457.3 million as at December 31, 2015).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 0.5% change in interest rates

	Effect on Net Income		Effect on Equity
	2015	2014	2015	2014
0.5% increase	$(1.7)	$2.1	$(1.7)	$2.1
0.5% decrease	1.7	(2.1)	1.7	(2.1)

(b)         Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments, receivables and loans receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2015, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c)          Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2015, the Company held $168.0 million in either cash, cash equivalents or highly-liquid investments (December 31, 2014 - $592.5 million).  All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 20(b) and 20(c). (See Note 22 - Subsequent Events).

(d)         Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2015.

As at December 31, 2015, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $168.0 million (December 31, 2014 - $592.5 million), long-term investments totaling $94.8 million (December 31, 2014 - $67.1 million), of which $64.5 million (December 31, 2014 - $62.0 million) are held in liquid securities and $540.0 million available under its $1.0 billion unsecured revolving term credit facility, all of which were available for growing the asset portfolio and paying dividends.

Note 13 - Revolving Term Credit Facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (“Credit Facility”). During 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020.

On October 6, 2015 and October 21, 2015, the Company drew $250.0 million and $230.0 million, respectively, under its Credit Facility to fund a portion of the Antamina and Cobre Panama transactions (See Note 4(a) and 4(b) — Acquisitions and Transactions). The funds were drawn as 30-day Libor loans with the associated interest rate based on 30-day Libor rates plus 1.20%.  On December 7, 2015, the Company repaid $20.0 million under its Credit Facility and as at December 31, 2015, the Company has $460.0 million outstanding under its Credit Facility. The Credit Facility has been presented net of unamortized debt issue costs in the amount of $2.7 million, which are being amortized as a component of interest over the life of the Credit Facility. Interest associated with the drawdowns totaled $1.5 million for 2015 with $0.8 million being expensed and $0.7 million being capitalized to the Cobre Panama stream interest.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•                  Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. As at December 31, 2015, a balance of $2.7 million related to debt issue costs will be amortised over the remaining term of the Credit Facility (2014 - $1.3 million). As at December 31, 2015, there was $460.0 million outstanding under the Credit Facility with an interest rate of 30-day LIBOR plus 1.20%.

For the year ended December 31, 2015, the Company recognized debt issuance cost amortization expense of $0.6 million (2014 - $0.3 million) and $1.5 million (2014 - $1.3 million) of standby and administrative fees.

Note 14 — Revenue

Revenue is comprised of the following:

	2015	2014
Mineral royalties	$149.4	$171.5
Mineral streams	257.5	188.6
Sale of prepaid gold	8.7	8.4
Oil & gas interests	28.0	73.9
Total	$443.6	$442.4

Note 15 — Costs of Sales

Costs of sales comprise:

	2015	2014
Cost of stream sales	$80.1	$57.7
Cost of prepaid ounces	6.6	6.0
Production taxes	2.6	2.5
Oil & gas operating costs	3.8	6.7
Total	$93.1	$72.9

Note 16 — Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	2015	2014
Salaries and short-term benefits[1]	$2.6	$4.2
Share-based payments[2]	4.1	3.3
Total	$6.7	$7.5

1                   Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

2                   Represents the expense of stock options and restricted share units and mark-to-market changes on deferred share units during the year.

Note 17 - Income Taxes

Tax on profit	2015	2014
Current income tax expense (recovery)
Expense for the year	$25.4	$33.8
Adjustment in respect of prior years	0.7	(2.1)
Current tax	26.1	31.7
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(3.8)	17.4
Impact of changes in tax rate	1.3	(0.3)
Change in (reversal of) unrecognized deductible temporary differences	0.9	(1.1)
Adjustments in respect of prior years	(1.4)	1.3
Unrealized foreign exchange on translation of mineral properties in foreign jurisdictions	0.2	1.4
Indexation of mineral properties in foreign jurisdictions	—	(0.2)
Other	0.6	0.1
Deferred tax	(2.2)	18.6
Total	$23.9	$50.3

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014
Net income before income taxes	$48.5	$157.0
Statutory tax rate	26.1%	24.9%
Tax expense at statutory rate	12.7	39.0
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	0.9	(1.1)
Income/expenses not (taxed) deductible	5.2	1.3
Differences in foreign statutory tax rates	(2.8)	8.5
Differences due to changing future tax rates	1.3	(0.3)
Foreign withholding tax	1.4	1.0
Temporary differences subject to initial recognition exemption	5.5	1.9
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	0.2	1.4
Indexation of mineral properties in foreign jurisdiction	—	(0.2)
Other	(0.5)	(1.2)
Net income tax expense	$23.9	$50.3

Income tax expense (recovery) recognized in other comprehensive income (loss) is as follows:

	2015			2014
	Before Tax Loss	Tax Recovery	After Tax Loss	Before Tax Gain	Tax Expense	After Tax Gain
Change in market value of available-for-sale investments	(27.5)	1.6	(25.9)	3.3	(0.7)	2.6
Cumulative translation adjustment	(163.4)	—	(163.4)	(98.9)	—	(98.9)
Other comprehensive loss	(190.9)	1.6	(189.3)	(95.6)	(0.7)	(96.3)

Deferred tax	—	1.6	—	—	(0.7)	—

The significant components of deferred income tax assets and liabilities as at December 31, 2015 and 2014, respectively, are as follows:

	2015	2014
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$3.7	$1.5
Non-capital loss carry-forwards	12.2	12.3
Investments	0.3	0.6
Other	(0.1)	(0.5)
	$16.1	$13.9

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(2.6)	$(4.5)
Royalty, stream and working interests	40.5	47.1
Non-capital loss carry-forwards	(3.2)	(3.1)
Investments	(0.4)	(0.3)
Other	(1.1)	1.1
	33.2	40.3

Deferred income tax liabilities, net	$17.1	$26.4

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred tax assets are recognized for tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.  The Company recognized deferred tax assets in respect of tax losses as at December 31, 2015 of $4.8 million (December 31, 2014 - $5.1 million) as projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2015	2014
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$1.8	$0.2
Deferred income tax asset to be recovered after more than 12 months	14.3	13.7
	$16.1	$13.9
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	(1.2)	(2.1)
Deferred income tax liability to be settled after more than 12 months	34.4	42.4
	$33.2	$40.3
Deferred income tax liabilities, net	$17.1	$26.4

Movement in net deferred taxes:

	2015	2014
Balance, beginning of year	$(26.4)	$(14.2)
Recognized in profit/loss	2.2	(18.6)
Recognized in other comprehensive income (loss)	1.6	(0.7)
Recognized in equity	0.2	4.9
Other	5.3	2.2
	$(17.1)	$(26.4)

The following table summarizes the Company’s non-capital losses at December 31, 2015 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$60.6	2026-2035

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2015 is $335.3 million (December 31, 2014 — $255.9 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2015 is $52.7 million (December 31, 2014 - $31.2 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ Equity

(a)         Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 158,054,349 common shares) having no par value and preferred shares issuable in series (issued nil).

During the year ended December 31, 2015, the Company issued 824,029 common shares (2014 — 406,637) upon the exercise of stock options and the vesting of restricted share units for proceeds of $10.5 million (2014 - $6.3 million). In addition, the Company issued 750,111 common shares (2014 — 534,104) in aggregate under its Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2015.

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to the Company were $479.8 million after deducting share issue costs of $20.6 million. The Company recorded a deferred tax asset of $5.0 million related to these share issue costs.

(b)         Dividends

During the year ended December 31, 2015, the Company paid cash dividends in the amount of $94.1 million (2014 - $90.7 million). On February 26, 2016, the Company’s Board of Directors declared the Q1 2016 dividend of $0.21 per share.

(c)          Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2015, the Company granted 213,852 stock options (2014 — 226,270 stock options) to directors and employees at a weighted average exercise price of C$63.61 (2014 — C$59.52). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options granted during 2015 has been determined to be $2.6 million (2014 - $3.1 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2015	2014
Risk-free interest rate	0.84%	1.48%
Expected dividend yield	1.78%	1.54%
Expected price volatility of the Company’s common shares	35.1%	33.6%
Expected life of the option	5.00 years	5.00 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$16.82 per stock option (2014 — C$16.06 per stock option).

During the year ended December 31, 2015, an expense of $2.3 million (2014 - $2.1 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.5 million was capitalized to royalty, stream and working interest, net (2014 - $0.6 million).  As at December 31, 2015, there is $3.6 million (2014 - $4.3 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2014 — 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2015			2014
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of year	2,156,068	C$	31.81	2,228,107	C$	27.13
Granted	213,852	C$	63.61	226,270	C$	59.52
Exercised	(777,440)	C$	18.32	(298,309)	C$	17.85
Stock options outstanding, end of the year	1,592,480	C$	46.67	2,156,068	C$	31.81

Exercisable stock options, end of the year	1,195,625	C$	37.55	1,646,825	C$	25.26

Options to purchase common shares outstanding at December 31, 2015, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	225,200	225,200	1.97
C$	15.41	30,000	30,000	2.89
C$	18.91	75,000	75,000	2.64
C$	27.62	50,000	50,000	4.01
C$	29.11	20,000	20,000	3.40
C$	31.39	150,000	150,000	4.39
C$	31.45	40,000	40,000	4.71
C$	33.12	2,500	2,500	4.90
C$	33.20	5,000	5,000	4.98
C$	40.87	111,608	71,521	7.95
C$	42.43	23,500	23,500	6.25
C$	42.48	15,000	15,000	5.94
C$	42.67	25,000	25,000	5.93
C$	45.85	18,500	166	7.88
C$	46.17	100,000	66,667	7.64
C$	55.38	100,000	100,000	6.95
C$	55.58	68,851	68,851	6.95
C$	57.57	95,000	95,000	6.91
C$	59.52	223,469	132,220	8.95
C$	58.67	65,000	—	9.64
C$	65.76	148,852	—	9.95
		1,592,480	1,195,625	6.28

(d)         Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2015 and 2014 are as follows:

	2015	2014
Warrants outstanding, beginning of the year	6,510,769	6,510,769
Warrants outstanding, end of the year	6,510,769	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

(e)                                  Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2015, 11,863 DSUs and Dividend Equivalent DSUs were credited to directors under the DSU Plan (2014 — 3,895) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2015, was $2.0 million (2014- $1.6 million). The mark-to-market adjustment recorded for the year ended December 31, 2015, in respect of the DSU Plan, was $0.2 million (2014 - $0.4 million).

(f)                                    Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2015, 31,971 performance-based RSUs (2014 — 28,190) and 31,467 time-based RSUs (2014 — 27,633) were awarded to management of the Company. The fair value of the RSUs granted during 2015 has been determined to be $3.0 million (2014 - $2.9 million).  The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 0.49% (2014 — 1.22%), volatility of 38.99% (2014 — 36.69%), dividend yield of 0.0% (2014 — 0.0%) and 3 year expected life (2014 — 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $2.2 million (2014- $1.8 million) relating to RSUs. In addition, $0.5 million related to the RSUs was capitalised to royalty, stream and working interest, net (2014 - $0.4 million). As at December 31, 2015, there is $4.3 million (2014 - $4.5 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2014 — 1.4 years).

(g)         Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2015 and 2014, respectively, were exercised:

	2015	2014
Common shares outstanding	158,054,349	156,480,209
Stock options	1,592,480	2,156,068
Warrants	6,510,769	6,510,769
Special Warrant[1]	2,000,000	2,000,000
Restricted Share Units	158,712	141,863
	168,316,310	167,288,909

1       In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which is exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one common share of the Company at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied.

Note 19 — Earnings per Share (“EPS”)

As at December 31, 2015	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$24.6	156.9	$0.16
Effect of dilutive securities	—	0.5	—
Diluted EPS	$24.6	157.4	$0.16

Excluded from the computation of 2015 diluted EPS were 148,852 stock options (2014 — 321,270), 96,856 RSUs (2014 — 85,147) and 6,510,769 warrants (2014 — 6,510,769) due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2015 and the exercise prices for the stock options and warrants being greater than the weighted average price of common shares for the year ended December 31, 2015.

As at December 31, 2014	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$106.7	150.5	$0.71
Effect of dilutive securities	—	1.0	(0.01)
Diluted EPS	$106.7	151.5	$0.70

Note 20 - Commitments

(a)                                 Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years	2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

1                   Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe and Sabodala.

2                   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3                   Subject to successive extensions.

4                   Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.

5                   Purchase price is 5% of the average silver price at the time of delivery.

6                   Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

7                   Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8                   Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

9                   Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.

10              Purchase price is 20% of the average gold price at the time of delivery.

11              Agreement is capped at 400,000 ounces of gold.

12              Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13              Purchase price is 20% of prevailing market price at the time of delivery.

14              Agreement is capped at 312,500 ounces of gold.

15              The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

(b)                                 Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(c).

(c)                                  Karma Gold Stream

The Company is committed to fund the Karma transaction as described in Note 4(g).

Note 21 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2015, two interests totaling $101.6 million and $59.6 million, respectively, (2014 — two interests totaling $66.6 million and $57.8 million), comprised 22.9% and 13.4%, respectively, (2014 — 15.1% and 13.1%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:	2015	2014
United States	$78.1	$83.4
Canada	97.0	157.5
Latin America:
Peru	14.4	—
Chile	101.6	23.9
Other	63.7	69.9
Rest of World	88.8	107.7
Revenue	$443.6	$442.4

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2015	2014
United States	$435.6	$470.6
Canada	661.5	854.5
Latin America:
Peru	604.1	—
Chile	624.9	672.3
Panama	343.6	4.8
Other	75.0	78.6
Rest of World	512.8	556.1
Royalty, stream and working interests, net	$3,257.5	$2,636.9

Investments of $94.8 million (2014 - $67.1 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $16.3 million (2014 - $27.0 million) is located in Canada.

Note 22 — Subsequent Events

(a)         On March 7, 2016, the Company repaid $230.0 million under its credit facility with a balance of $230.0 million outstanding following the repayment.

(b)         On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $884.3 million after deducting share issue costs of $35.8 million.

(c)          On February 10, 2016, the Company agreed to acquire a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, precious metals deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. The transaction closed on February 26, 2016.

Executive Management

David Harquail, President & CEO

Sandip Rana, Chief Financial Officer

Paul Brink, Senior Vice President, Business Development

Geoff Waterman, Chief Operating Officer

Lloyd Hong, Chief Legal Officer & Corporate Secretary

Directors

Pierre Lassonde, Chair

David Harquail, President & CEO

Tom Albanese

Derek Evans

Graham Farquharson

Dr. Catharine Farrow

Louis Gignac

Randall Oliphant

Hon. David R. Peterson

Investor Information

Stefan Axell, Director, Corporate Affairs

info@franco-nevada.com

www.franco-nevada.com

Tel: (416) 306-6328

Toll Free: (877) 401-3833

Auditors

PricewaterhouseCoopers LLP

Toronto, Canada

Head Office

199 Bay Street, Suite 2000, P.O. Box 285

Commerce Court Postal Station

Toronto, Canada M5L 1G9

Tel: (416) 306-6300

Barbados Office

Ground Floor, Balmoral Hall, Balmoral Gap,
Hastings, Christ Church, Barbados, BB 14034
Tel: (246) 434-8200

U.S. Office

1745 Shea Center Drive, Suite 400
Highlands Ranch, Colorado, USA 80129
Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41
West Perth, WA 6005, Australia
Tel: 61-8-6263-4425

Listings

Toronto Stock Exchange
- Common shares: FNV

2017 Warrants: FNV.WT.A
Exercise price: C$75.00
Expiry: June 16, 2017

New York Stock Exchange
- Common shares: FNV

Share Capital

As at March 9, 2016

Common shares outstanding	177,282,366
Reserved for:
2017 Warrants:	8,510,752
Options & other:	1,751,192
Fully diluted:	187,544,310

Transfer Agent

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Canada M5J 2Y1

Toll Free: (800) 564-6253
Tel: (514) 982-7555

service@computershare.com

Annual General and Special Meeting

Franco-Nevada Corporation will hold its Annual General and Special Meeting at the TMX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto on Wednesday, May 4, 2016 at 4:30 pm.

TSX / NYSE

FNV

www.franco-nevada.com

WORLD GOLD COUNCIL MEMBER